SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

RE 28 June 2002

Royal & Sun Alliance Insurance Group plc
(Translation of registrant's name into English)

30 Berkeley Square
London W1J 6EW
Great Britain
(Address of principal executive offices)

Form 20-F ☒ Form 40-F ☐
[indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Yes ☐ No ☒
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Company	Royal & Sun Alliance Ins Group PLC
TIDM	RSA
Headline	Holding(s) in Company
Released	13:06 27 Jun 2002
Number	8505X

27 June 2002

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC: HOLDING IN COMPANY

A fax from Fidelity Investments dated 25 June 2002 to Royal & Sun Alliance Insurance Group plc was received by Royal & Sun Alliance Insurance Group plc on 26 June 2002. An extract follows:

Dear Sirs:

Enclosed are amended notifications of disclosable interests under the U.K. Companies Act 1985. Please note that while this information details the disclosable interests of more than one entity, the enclosed disclosure constitutes separate notifications of interest which have been combined solely for purposes of clarity and efficiency. It is not intended to indicate that any of these entities act as a group or in concert with respect to these interests.

These disclosures are made in the interests of conformity with the Companies Act. The Interest detailed herein was acquired solely for investment purposes. For disclosure purposes, holdings should be represented as FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited (FIL) and its direct and indirect subsidiaries, both being non-beneficial holders.

If you have any questions please contact Julie Finocchio at (617) 563-7883 or by FAX at (617) 476-0363.

Kindest regards,

Julie Finocchio

Compliance Associate

NOTIFICATIONS UNDER SECTIONS 198 TO 202 – UK COMPANIES ACT

1. Company in which shares are held : Royal & Sun Alliance Ins Group

2. Notifiable Interest: Ordinary Shares

   A. FMR Corp.

      82 Devonshire Street

      Boston, MA 02109

      Parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds, and Fidelity Management Trust Company (FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts. (See Schedule A for listing of Registered Shareholders and their holdings).

   B. Fidelity International Limited (FIL)

      P.O. Box HM 670

      Hamilton HMCX, Bermuda

      Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd. (FISL) and Fidelity Pension Management (FPM), investment managers for various non-US investment companies and institutional clients. (See Schedule A for listing of Registered Shareholders and their holdings).

3. The notifiable interests also comprise the notifiable interest of:

   Mr. Edward C. Johnson 3d

   82 Devonshire Street

   Boston, MA 02109

   Principal shareholder of FMR Corp. and Fidelity International Limited.

4. The notifiable interests include interest held on behalf of authorized unit trust schemes in the U.K., notwithstanding the exemption from reporting pursuant to Section 209 (1)(h) of the Companies Act 1985.

5. These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity. Nothing herein should be taken to indicate that FMR Corp. and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries or Mr. Edward C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

6. The disclosable interests arise under Section 208 (4)(b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.

By ________________________

Eric D. Roiter

Senior V.P. & General Counsel - FMR Co.

Duly authorized under Powers of Attorney

dated December 30, 1997, by and on

behalf of FMR Corp. and its direct and

indirect subsidiaries, and Fidelity

International Limited and its direct and

indirect subsidiaries.

Schedule A

Security: Royal & Sun Alliance Ins Group

	SHARES HELD	MANAGEMENT COMPANY	NOMINEE/REGISTERED NAME
(Ordinary Shares)	1,953,000	FMRCO	Chase Nominees Limited
	562,900	FMRCO	State Street Nominees Limited
	76,000	FMRCO	HSBC
	409,600	FMTC	HSBC
	81,300	FMTC	Bank of New York - Europe
	98,200	FMTC	National Cities
	52,900	FMTC	Nortrust Nominees
	60,900	FMTC	State Street Bank & Trust
	37,200	FMTC	State Street Nominees Ltd
	95,800	FMTC	Northern Trust
	4,900	FMTC	
	15,040,286	FISL	Chase Nominees Ltd
	358,736	FPM	RBS Trust Bank
	124,146	FPM	Nortrust Nominees Ltd
	303,807	FPM	Bank of New York Europe

	86,636	FPM	Citibank
	1,569,000	FPM	Chase Nominees Ltd
	499,500	FPM	Northern Trust
	150,700	FPM	HSBC
	40,581	FPM	Deutsche Bank
	28,184,454	FIL	HSBC Client Holdings Nominee (UK
	450,600	FIL	MSS Nominees Ltd
	532,652	FIL	RBS Trust Bank
	947,600	FIL	Nortrust Nominees Ltd
	76,872	FIL	Bankers Trust
	80,537	FIL	Citibank
	1,208,520	FIL	Bank of New York London
	1,355,314	FIL	Northern Trust
	2,761,332	FIL	Chase Nominees Ltd
	35,000	FIL	State Street Bank & Trust
	314,295	FIL	NAB-Australia
	12,200	FIL	Credit Suisse
	62,900	FIL	Deutsche Bank AG, London
	53,436	FIL	Chase Manhattan Bank London
	10,700	FIL	State Street Nominees Ltd
Total Ordinary Shares	57,692,504		
Current ownership percentage:	4.01%		

Name of contact and telephone number for queries

Caroline Webb 020 7569 6075

Name and signature of authorised company official responsible for making this notification

Jan Miller, Group Company Secretary

Date of notification 27 June 2002

END

Company website

Company Royal & Sun Alliance Ins Group PLC
TIDM RSA
Headline Filing of Form 20-F
Released 10:14 28 Jun 2002
Number 8993X

IMMEDIATE **28 June 2002**

Royal & Sun Alliance Insurance Group plc

Filing of Form 20-F for the year ended 31 December 2001

Royal & Sun Alliance Insurance Group plc (the Company) today announced that it has filed its Form 20-F Annual Report for the year ended 31 December 2001 with the United States Securities and Exchange Commission.

Readers should refer to the Form 20-F for a detailed description of the Company, its businesses and its audited financial statements. A downloadable pdf of the full Form 20-F is available at www.royalsunalliance.com.

--ENDS--

For further information:

Malcolm Gilbert, Director, Communications
Tel: 020 7569 6138
Email: malcolm.gilbert@notes.royalsun.com

Important Disclaimer

This document contains forward looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. It contains forward looking statements and information relating to the Company's financial condition, results of operations, business, strategy and plans, based on currently available information. These statements are often, but not always, made through the use of words or phrases such as 'expects', 'should continue', 'believes', 'anticipates', 'estimated' and 'intends'. The specific forward looking statements cover, among other matters, the improving general insurance market, the outcome of insurance regulatory reviews, the Group operating result, the timing of our disposal programme, the rating environment and the prospect for improving results. Such statements are inherently subject to certain risks and uncertainties. Actual future results and trends could differ materially from those set forth in such statements due to various factors. Such factors include general economic conditions, including in particular economic conditions in the United Kingdom; the frequency, severity and development of insured loss events arising out of catastrophes, as well as man made disasters such as the 11 September attack on the United States; the availability, pricing and ability to collect reinsurance; the ability to exclude and to reinsure the risk of loss from terrorism; mortality and morbidity experience and trends; policy renewal and lapse rates; fluctuations in interest rates; returns on and fluctuations in the value of fixed income investments, equity investments and properties; fluctuations in foreign currency exchange rates; rating agency actions; changes in laws and regulations and general competitive factors, and other risks and uncertainties, including those detailed in the Company's filings with the U.S. Securities and Exchange Commission and the London Stock Exchange. The Company does not assume any obligation to update any forward looking statements, whether as a result of new information, future *events or otherwise.*

END

Company website

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal & Sun Alliance Insurance Group plc
(Registrant)

Date: 28 June 2002

By: ______________________
(Signature)*
Name: J V Miller
Title: Director Financial Control & Group Company Secretary

* Print the name and title of the signing officer under his signature.